May 3, 2005

Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Merrimac Funds
         File No. 811-07939

Dear Sir or Madam:

On behalf of Merrimac Funds (the "Trust"), this letter serves as notice of Registration Withdrawal of Amendment No. 8 to the Trust's Registration Statement filed on April 29, 2005 (Accession Number 0000950156-05-000187). The Registration Statement is being withdrawn due to a filing error. A corrected filing was transmitted on May 3, 2005 (Accession Number 0000950156-05-000213).

Any questions concerning this filing should be directed to the undersigned at
(617) 937-7804.

Very truly yours,

/s/ Sandra I. Madden
Sandra I. Madden, Esq.
Assistant Secretary of the Trust